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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                  ROBOTIC VISION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  771074-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  June 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 771074-10-1               13D/A                     Page 2 of 30 Pages

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

RVSI Investors, L.L.C.        FEIN: 36-4544004
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions)
WC
________________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,400,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,400,000
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,400,000
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11)
12.5% (1)
________________________________________________________________________________
14. Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 18,975,161 shares of Common Stock outstanding as of May 7, 2004, based on the Issuer's 10-Q filed on May 13, 2004, and reflecting the exercise of a Common Stock Warrant to purchase 200,000 shares of Common Stock.

CUSIP No. 771074-10-1               13D/A                     Page 3 of 30 Pages


________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions)
WC
________________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,400,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,400,000
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,400,000
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11)
12.5% (1)
________________________________________________________________________________
14. Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 18,975,161 shares of Common Stock outstanding as of May 7, 2004, based on the Issuer's 10-Q filed on May 13, 2004, and reflecting the exercise of a Common Stock Warrant to purchase 200,000 shares of Common Stock.

CUSIP No. 771074-10-1               13D/A                     Page 4 of 30 Pages

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions)
WC
________________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,400,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,400,000
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,400,000
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11)
12.5% (1)
________________________________________________________________________________
14. Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 18,975,161 shares of Common Stock outstanding as of May 7, 2004, based on the Issuer's 10-Q filed on May 13, 2004, and reflecting the exercise of a Common Stock Warrant to purchase 200,000 shares of Common Stock.

CUSIP No. 771074-10-1               13D/A                     Page 5 of 30 Pages

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions)
WC
________________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,400,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,400,000
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,400,000
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11)
12.5% (1)
________________________________________________________________________________
14. Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 18,975,161 shares of Common Stock outstanding as of May 7, 2004, based on the Issuer's 10-Q filed on May 13, 2004, and reflecting the exercise of a Common Stock Warrant to purchase 200,000 shares of Common Stock.

CUSIP No. 771074-10-1               13D/A                     Page 6 of 30 Pages

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [x]
(b) [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions)
WC
________________________________________________________________________________
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Illinois
________________________________________________________________________________
               7.   Sole Voting Power
 NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,400,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,400,000
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,400,000
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13. Percent of Class Represented by Amount in Row (11)
12.5% (1)
________________________________________________________________________________
14. Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Calculated based upon 18,975,161 shares of Common Stock outstanding as of May 7, 2004, based on the Issuer's 10-Q filed on May 13, 2004, and reflecting the exercise of a Common Stock Warrant to purchase 200,000 shares of Common Stock.

CUSIP No. 771074-10-1               13D/A                     Page 7 of 30 Pages

This Amendment No. 2 to Schedule 13D/A relates to the common stock, par value $0.01 per share ("Common Stock"), of Robotic Vision Systems, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 486 Amherst Street, Nashua, New Hampshire 03063. Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated in their entirety as follows:

ITEM 2. Identity and Background

(a)-(c) RVSI Investors, L.L.C. ("Purchaser") is a Delaware limited liability company. EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company, is the managing member of Purchaser ("Fund 02-04"). EGI Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Fund 02-04 ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member.

Purchaser has no executive officers. The executive officers of Fund 02-04, Managing Member and SZ Investments are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")
- Donald J. Liebentritt - Vice President; President of EGI
- William C. Pate - Vice  President;  Managing  Director of EGI
- Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with Purchaser, Fund 02-04, Managing Member and SZ Investments, the "Purchaser Entities").

The officers and directors of Chai Trust are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

- Donald J. Liebentritt is the President and a Director of Chai Trust.

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also is a co-owner and co-manager of Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The business address of each Purchaser Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

CUSIP No. 771074-10-1               13D/A                     Page 8 of 30 Pages

(d) and (e) None of the Reporting Persons, nor any of their respective executive officers or directors, if any, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each of the Reporting Persons are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration

On November 26, 2003, Purchaser acquired a three-year Common Stock Warrant to purchase 2,400,000 shares of Common Stock at an exercise price of $0.01 per share of Common Stock (the "First Warrant"). Issuer issued the First Warrant to Purchaser pursuant to that certain Warrant Letter dated as of November 26, 2003 and made by Issuer in favor of Purchaser (the "First Warrant Letter"), a copy of which is attached as Exhibit 1 to Schedule 13D and is incorporated herein by reference, in connection with Purchaser making loans and certain other financial accommodations to Issuer pursuant to the terms of that certain Amended and Restated Loan and Security Agreement dated as of November 26, 2003 and made by and among Issuer, Purchaser and PNC Bank, National Association, as agent for the lenders party thereto, as the same shall be amended, restated or otherwise modified from time to time (the "Loan Agreement"). All funds used in making the loans and certain other financial accommodations to Issuer were obtained from the working capital of Purchaser.

On December 18, 2003, Purchaser exercised the First Warrant for an exercise price of $22,000, and in return received 2,200,000 shares of Common Stock (the "First Warrant Shares"). All funds used in paying the exercise price were obtained from the working capital of Purchaser.

On June 25, 2004, Purchaser acquired a Common Stock Warrant to purchase up to 450,000 shares of Common Stock at an exercise price of $0.01 per share of Common Stock (the "Second Warrant"), a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference. Pursuant to the terms of the Second Warrant, as of the date hereof, Purchaser held the right to purchase 200,000 shares of Common Stock immediately and an additional 250,000 shares of Common Stock upon the satisfaction of criteria specified in the Second Warrant. The expiration date of the Second Warrant is dependent upon the occurrence of certain circumstances specified therein. Issuer issued the Second Warrant to Purchaser in consideration for entering into that certain First Amendment to Amended and Restated Loan and Security Agreement dated as of June 25, 2004 (the "First Amendment"), which First Amendment amended the Loan Agreement in certain respects and, pursuant to which, Purchaser made additional loans and certain other financial accommodations to Issuer. All funds used in making the loans and certain other financial accommodations to Issuer under the First Amendment were obtained from the working capital of Purchaser.

On June 25, 2004, Purchaser exercised the Second Warrant in part with respect to 200,000 shares of Common Stock (the "Second Warrant Shares") for an exercise price of $2,000. All funds used in paying the exercise price were obtained form the working capital of Purchaser.

ITEM 4. Purpose of the Transaction

Purchaser acquired the First Warrant pursuant to the First Warrant Letter. Purchaser acquired the First Warrant and the subsequent First Warrant Shares upon exercise thereof for investment purposes.

CUSIP No. 771074-10-1               13D/A                     Page 9 of 30 Pages

In connection with the acquisition of the First Warrant, Issuer granted to Purchaser certain registration rights with respect to the First Warrant Shares, including, without limitation, "shelf" registration rights, which rights are memorialized in a Registration Rights Agreement dated as of November 26, 2003 and made by and between Issuer and Purchaser (the "First Registration Rights Agreement"), a copy of which is attached as Exhibit 2 to Schedule 13D and is incorporated herein by reference. Issuer registered the First Warrant Shares pursuant to a registration statement dated April 6, 2004.

Purchaser acquired the Second Warrant pursuant to the First Amendment. Purchaser acquired the Second Warrant and the subsequent Second Warrant Shares upon partial exercise thereof for investment purposes.

In connection with the acquisition of the Second Warrant, Issuer granted to Purchaser certain registration rights with respect to the Second Warrant Shares and any additional shares of Common Stock issued upon further exercise of the Second Warrant, including, without limitation, "shelf" registration rights, which rights are memorialized in a Registration Rights Agreement dated as of June 25, 20034 and made by and between Issuer and Purchaser (the "Second Registration Rights Agreement"), a copy of which is attached as Exhibit 5 hereto and is incorporated herein by reference.

Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5. Interest in Securities of Issuer

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 19,175,161 shares of Common Stock outstanding as of May 7, 2004, based on the Issuer's 10-Q filed on May 13, 2004 and after giving effect to the partial exercise of the Second Warrant. Purchaser and each of the Purchaser Entities holds beneficial ownership and dispositive and voting power of 2,400,000 shares of Common Stock, representing 12.5% of Issuer's issued and outstanding Common Stock, after giving effect to the partial exercise of the Second Warrant.

Fund 02-04 is the sole managing member of Purchaser and, together with the other Purchaser Entities, holds voting and dispositive power over the shares of Common Stock held by Purchaser.

Fund 02-04 holds approximately 61.539% of the membership interests in Purchaser, and, accordingly, Fund 02-04, and through it, Managing Member, SZ Investments and Chai Trust, each have a pecuniary interest in 1,476,936 shares of Common Stock. Other unaffiliated members of Purchaser have a pecuniary interest in the balance of the shares of Common Stock held by Purchaser.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 771074-10-1               13D/A                    Page 10 of 30 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Purchaser  acquired  its initial  interests  in Issuer for  investment  purposes pursuant to the terms of the First Warrant Letter. In connection with the acquisition of the First Warrant, Issuer granted to Purchaser certain registration rights with respect to the First Warrant Shares, which rights are memorialized in the First Registration Rights Agreement.

Purchaser acquired the Second Warrant for investment purposes pursuant to the terms of the First Amendment. In connection with the acquisition of the Second Warrant, Issuer granted to Purchaser certain registration rights with respect to the Second Warrant Shares and any additional shares of Common Stock issued upon further exericse of the Second Warrant, which rights are memorialized in the Second Registration Rights Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Warrant Letter dated as of November 26, 2003 made by Issuer in favor of Purchaser*

Exhibit 2 Registration Rights Agreement dated as of November 26, 2003 made by and between Issuer and Purchaser*

Exhibit 3    Common Stock Warrant dated as of June 25, 2004 issued by Issuer

Exhibit 4 Registration Rights Agreement dated as of June 25, 2004 made by and between Issuer and Purchaser


* Previously filed.

CUSIP No. 771074-10-1               13D/A                    Page 11 of 30 Pages

                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 28, 2004


-RVSI INVESTORS, L.L.C.
 By: EGI-FUND (02-04) INVESTORS, L.L.C., its Managing Member
-EGI-FUND (02-04) INVESTORS, L.L.C.
-EGI-MANAGING MEMBER (02-04), L.L.C.

 Each by: /s/ DONALD J. LIEBENTRITT
 -------------------------------------
 Name: Donald J. Liebentritt
 Title: Vice President


 -CHAI TRUST COMPANY, L.L.C.

 By: /s/ DONALD J. LIEBENTRITT
 -------------------------------------
 Name: Donald J. Liebentritt
 Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 771074-10-1               13D/A                  Page 12 of 30 Pages

                                    EXHIBIT 3



This security has not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The holder hereof, by purchasing this security, agrees for the benefit of ROBOTIC VISION SYSTEMS, INC. (the "Company") that this security may be resold, pledged or otherwise transferred only pursuant to an effective registration statement under the Securities Act OR EXEMPTION THEREFROM, in each case in accordance with any applicable securities laws of any state of the United States.



                          Robotic Vision Systems, Inc.



                              Common Stock Warrant

                          Issuance Date: June 25, 2004

Robotic Vision Systems, Inc., a Delaware corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, RVSI Investors, L.L.C. (the "Purchaser") or its permitted assigns (the Purchaser or such permitted assigns at the time being the registered holder or holders hereof being hereinafter referred to as "Holder") under the terms of this warrant (this "Warrant") is entitled, subject to the terms set forth below, to acquire from the Company, at an exercise price of $0.01 per share (the "Exercise Price"), at any time or from time to time on or after the Issuance Date set forth above and prior to 5:00 P.M., New York City time, on the third anniversary of the Termination Date (the "Expiration Date"), good and valid title to the Vested Number (defined below) of duly authorized, fully paid and non-assessable shares of the Company's common stock, par value $0.01 per share (the "Common Stock"; such shares of Common Stock, in each case as the number of such shares may be adjusted from time to time pursuant to
Section 2.4 and the provisions of the Company's Certificate of Incorporation, are herein referred to as the "Warrant Shares"). For the purposes of this Warrant, the term "Vested Number" shall mean, as of the applicable Date of Determination (defined below):

(a) 150,000 Warrant Shares, if the aggregate amount of Revolving Advances, as of such Date of Determination, has never exceeded $13,000,000; or

(b) 200,000 Warrant Shares, if the aggregate amount of Revolving Advances outstanding under the Credit Agreement ever exceeds $13,000,000 but, as of such Date of Determination, has never exceeded $14,000,000; or

(c) 250,000 Warrant Shares, if the aggregate amount of Revolving Advances outstanding under the Credit Agreement ever exceeds $14,000,000 but, as of such Date of Determination, has never exceeded $15,000,000; or

(d) 450,000 Warrant Shares, if the aggregate amount of Revolving Advances outstanding under the Credit Agreement has ever exceeded $15,000,000.

The "Date of Determination" shall mean, with respect to each exercise or conversion of this Warrant, the date of notice of such exercise or conversion. The Vested Number of Warrant Shares shall be determined anew as of each Date of Determination. The Vested Number of Warrant Shares shall never exceed 450,000 in the aggregate, subject to adjustment pursuant to section 2.4 hereof. As of any Date of Determination, the number of Warrant Shares available for an exercise or conversion hereof shall be the Vested Number, determined as of such Date of Determination, less the aggregate number of Warrant Shares which were the subject of a previously consummated or a pending exercise or conversion. All Warrant Shares shall be (i) free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind (each a "Lien") created by or in respect of the Company and (ii) not subject to preemptive rights.

Certain capitalized terms not otherwise defined herein shall have the meanings set forth in Section 4 hereof or in the Credit Agreement.


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CUSIP No. 771074-10-1               13D/A                  Page 13 of 30 Pages

Section 1.        EXERCISE OF WARRANT.

1.1 Exercise. Subject to Section 10, this Warrant may be converted or exercised by Holder, in whole or in part, at any time and from time to time on or after the Issuance Date and prior to 5:00 p.m. New York City time on the Expiration Date by surrender of this Warrant, together with the form of notice of exercise (in the form attached hereto as Exhibit A) duly completed and executed by Holder, to the Company at its principal office and accompanied by payment in full, in cash or by check payable to the order of the Company, in the amount of the aggregate Exercise Price for the Warrant Shares covered by such exercise. In lieu of exercising this Warrant pursuant to the immediately preceding sentence, Holder shall have the right to require the Company to convert this Warrant, in whole or in part and at any time or times prior to 5:00 p.m. New York City time on the Expiration Date (the "Conversion Right"), into Warrant Shares, by surrendering this Warrant to the Company accompanied by a conversion notice (in the form attached hereto as Exhibit B) that has been duly completed and signed. Upon exercise of the Conversion Right, the Company shall deliver to Holder (without payment by Holder of any Exercise Price) that number of Warrant Shares that is equal to the quotient obtained by dividing (x) the value of this Warrant (or the portion thereof being converted) at the time the Conversion Right is exercised, determined by subtracting the aggregate Exercise Price for the Warrant (or such portion thereof being converted) immediately prior to the exercise of the Conversion Right from the aggregate current market price (determined on the basis of the Current Market Price Per Share) of that number of Warrant Shares purchasable upon exercise of this Warrant (or such portion thereof) immediately prior to the exercise of the Conversion Right (taking into account all applicable adjustments pursuant to this Warrant) by (y) the Current Market Price Per Share of one share of Common Stock immediately prior to the exercise of the Conversion Right. Any references in this Warrant to the "exercise" of any Warrants, and the use of the term "exercise" herein, shall be deemed to include, without limitation, any exercise of the Conversion Right. For purposes of Rule 144 promulgated under the Securities Act of 1933, as amended, it is intended, understood and acknowledged that the Warrant Shares issued upon exercise of a Conversion Right shall be deemed to have been acquired by Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Issuance Date. In the event this Warrant is not exercised in full, the Warrant Shares shall be reduced by the number of Warrant Shares subject to such partial exercise, and the Company, at its expense, shall forthwith issue and deliver to Holder a new Warrant of like tenor in the name of Holder, reflecting the number of Warrant Shares remaining after such exercise.

1.2 Delivery of Stock Certificates. Promptly upon exercise of this Warrant in full or in part, the Company will issue and deliver to Holder, a certificate or certificates, in such name or names as such Holder may designate, for the number of fully paid and non-assessable shares of Common Stock to which Holder shall be entitled on such exercise. The Warrant Shares issuable upon exercise of this Warrant shall be affixed with the following legend:

"This security has not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The holder hereof, by purchasing this security, agrees for the benefit of Robotic Vision Systems, Inc. that this security may be resold, pledged or otherwise transferred only pursuant to an effective registration statement under the Securities Act or exemption therefrom, in each case in accordance with any applicable securities laws of any state of the United States. This security may be pledged, but not transferred in violation of the foregoing, in connection with a bona fide margin account or other loan secured by such securities."

The Company agrees that the foregoing legend shall be removed from any such certificates at the request of the Purchaser (i) upon any sale pursuant to an effective registration statement under the Securities Act, (ii) upon any sale pursuant to Rule 144 under the Securities Act, or (iii) at such time as they become eligible for sale under Rule 144(k) under the Securities Act.



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CUSIP No. 771074-10-1               13D/A                  Page 14 of 30 Pages

1.3 Fractional Shares. This Warrant may not be exercised as to fractional shares of Common Stock. If any fraction of a share of Common Stock would be issuable, except for the provisions of this Section 1.3, on the exercise of the Warrant in full or in part, the Company shall pay a cash adjustment in respect of such fractional interest equal to the product of (x) such fractional interest and (y) the Current Market Price Per Share as of the date this Warrant is surrendered for exercise as provided in Section 1.1.

Section 2.        CERTAIN OBLIGATIONS OF THE COMPANY.

2.1 Reservation of Stock. The Company covenants that it will at all times reserve and keep available, free from preemptive rights and antidilution adjustments upon issuance, solely for the purpose of effecting the exercise of this Warrant, a number of shares of Common Stock equal to the total number of Warrant Shares then issuable upon the exercise of this Warrant. The Company will from time to time, in accordance with the laws of its state of incorporation, take action to increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock authorized but remaining unissued and unreserved for other purposes shall be insufficient to permit the exercise of this Warrant.

2.2 Corporate Actions. The Company covenants that all Warrant Shares will, upon issuance in accordance with the terms of this Warrant Agreement and the Company's Certificate of Incorporation, be fully paid and nonassessable, free from all taxes with respect to the issuance thereof (other than income taxes, if any, related to ordinary income attributable to Holder) and from all Liens. The Company will not, by amendment of its Certificate of Incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant. Without limiting the generality of the foregoing, the Company (a) will not permit the par value or the determined or stated value of any shares of Common Stock receivable upon the exercise of the Warrants to exceed the amount payable therefor upon such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of the Warrants from time to time outstanding, including, without limitation, amending its Certificate of Incorporation, and (c) will not take any action that results in an adjustment in the number of Warrant Shares obtainable upon the exercise of this Warrant if the total number of shares of Common Stock (or other securities) issuable after such action upon the exercise of this Warrant would exceed the total number of shares of Common Stock (or other securities) then authorized by the Company's Certificate of Incorporation and available for purpose of issuance upon such exercise.

2.3 Maintenance of Office. The Company will maintain an office, initially at 486 Amherst Street, Nashua, New Hampshire 03063, where presentations and demands to or upon the Company in respect of this Warrant may be made. The Company will give notice in writing to Holder, at the address of Holder appearing on the books of the Company, of each change in the location of such office.

2.4      Adjustment of Warrant Shares Purchasable.

(a) The Vested Number of Warrant Shares that may be acquired upon the exercise or conversion of this Warrant and the Exercise Price of such shares are subject to adjustment from time to time upon the occurrence of any of the events enumerated in this Section 2.4 at any time or from time to time after the Issuance Date and prior to the Expiration Date.

(b) If the Company shall, after the Issuance Date, (i) declare or pay a dividend or make a distribution on its capital stock in shares of Common Stock,
(ii) subdivide (by any share split, share dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, (iii) combine (by reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue any shares of capital stock by reclassification of its shares of Common Stock, the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such dividend or distribution or the day on which such subdivision, combination or reclassification becomes effective, as the


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CUSIP No. 771074-10-1               13D/A                  Page 15 of 30 Pages

case may be, shall be adjusted so that Holder shall be entitled to receive the number of shares of Common Stock that such Holder would have owned or have been entitled to receive after the happening of any of the events described above as if this Warrant had been exercised immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination or reclassification. An adjustment made pursuant to this paragraph (b) shall become effective immediately after the opening of business on the business day next following the record date in the case of a dividend or distribution and shall become effective immediately after the opening of business on the business day next following the effective date in the case of a subdivision, combination or reclassification.

(c) In the event that the provisions of this Section 2.4 fail as a result of an unintentional oversight to provide expressly for the adjustment of the Exercise Price or the Vested Number of Warrant Shares purchasable upon exercise of this Warrant under circumstances that, based upon the purposes and intentions expressed herein, would otherwise have been addressed, the Board of Directors of the Company shall, in good faith, cause an equitable adjustment to be made to the Exercise Price or the Vested Number of Warrant Shares purchasable upon exercise of the Warrant to correct such an oversight.

(d) If the Company shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, self tender offer for all or substantially all of its Common Stock, sale of all or substantially all of the Company's assets or recapitalization of the shares of Common Stock and excluding any transaction as to which Section 2.4(b) applies) (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which all or substantially all of the shares of Common Stock are converted into the right to receive shares, securities or other property (including cash or any combination thereof), this Warrant shall thereafter be exercisable into the kind and amount of shares, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which this Warrant was exercisable immediately prior to such Transaction, assuming such holder of Common Stock (i) is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be ("Constituent Person"), or an affiliate of a Constituent Person and (ii) failed to exercise his rights of election, if any, as to the kind or amount of shares, securities and other property (including cash) receivable upon such Transaction (provided that if the kind or amount of shares, securities and other property (including cash) receivable upon such Transaction is not the same for each share of Common Stock held immediately prior to such Transaction by other than a Constituent Person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("Non-Electing Share"), then for the purpose of this paragraph (f) the kind and amount of shares, securities and other property (including cash) receivable upon such Transaction by each Non-Electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-Electing Shares). The Company shall not be a party to any Transaction unless the terms of such Transaction are consistent with the provisions of this paragraph (f), and it shall not consent or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of Holder that will contain provisions enabling Holder to exercise into the consideration received by holders of shares of Common Stock at the Exercise Price in effect immediately prior to such Transaction. The provisions of this paragraph (f) shall similarly apply to successive Transactions.

(e) Notwithstanding any other provisions of this Section 2.4, the Company shall not be required to make any adjustment of the Exercise Price: (i) for the issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts of cash in shares of Common Stock under such plan; or (ii) the issuance of options and the shares of Common Stock issued upon exercise of such options pursuant to an employee, consultant or director stock option program approved by the Board of Directors of the Company. All calculations under this Section 2.4 shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be. Anything in this Section 2.4 to


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CUSIP No. 771074-10-1               13D/A                  Page 16 of 30 Pages

the contrary notwithstanding, the Company shall be entitled, to the extent permitted by law, to make such reductions in the Exercise Price, in addition to those required by this Section 2.4, as it in its discretion shall determine to be advisable in order that any share dividends, subdivision of shares, reclassification or combination of shares, distribution of rights or warrants to purchase shares or securities, or distribution of other assets (other than cash dividends) hereafter made by the Company to its stockholders shall not be taxable.

(f) Whenever the Exercise Price is adjusted, as herein provided, Holder shall thereafter prior to the Expiration Date be entitled to purchase the number of Warrant Shares obtained by multiplying such Exercise Price by the number of Warrant Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and by dividing the product by the Exercise Price resulting from such adjustment.

(g) Whenever the number of Warrant Shares purchasable upon the exercise of this Warrant or the Exercise Price of such Warrant Shares is adjusted, as herein provided, the Company shall promptly cause to be prepared a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company made any determination hereunder), the number of Warrant Shares purchasable upon the exercise of the Warrant and the Exercise Price of such Warrant Shares after such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the Warrant Holder in accordance with Section 7.

2.5 Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of this Warrant or any certificates for Warrant Shares issuable upon the exercise of this Warrant in a name other than that of Holder. Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

Section 3.        NOTICE OF CERTAIN EVENTS.

If at any time:

(a) the Company shall declare any dividend or distribution payable to the holders of its Common Stock or any other class of its capital stock;

(b) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any rights to subscribe thereto;

(c) there shall be any recapitalization of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets or of any material asset to, another corporation or business organization or any other extraordinary event or any Transaction;

(d) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company in a single transaction or a series of related transactions; or

(e) the Company shall declare any share split, share dividend, subdivision, combination or similar distribution with respect to the shares of Common Stock, regardless of the effect of any such event on the outstanding number of shares of Common Stock;

(each such event, a "Notification Event"), then, in any one or more of such cases, the Company shall give Holder written notice, by certified mail (or nationally recognized overnight courier), of the date on which a record shall be taken for such Notification Event or for determining stockholders entitled to vote upon such Notification Event or winding up and of the date, if determined, when any such transaction shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property

CUSIP No. 771074-10-1               13D/A                  Page 17 of 30 Pages

deliverable upon such Notification Event, as the case may be. Such notice shall describe the proposed transaction in reasonable detail and specify the consideration to be received by Holder in respect thereto and/or any adjustment that would be made to the number of Warrant Shares obtainable upon the exercise of this Warrant as a result of such transaction. The Company shall also furnish to Holder all notices and materials furnished to its stockholders in connection with such transaction as and when such notices and materials are furnished to its stockholders. Such written notice shall be given not less than 10 days prior to the record date with respect thereto.

Section 4.        DEFINITIONS.

Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement. Otherwise, as used herein, the following terms, unless the context otherwise requires, have the following respective meanings:

4.1 The term "Common Stock" includes the Company's Common Stock and any other securities or rights into which or for which the Common Stock is converted or exchanged, whether pursuant to a plan of reclassification, reorganization, consolidation, merger, sale of assets, dissolution, liquidation, or otherwise.

4.2 The term "Credit Agreement" shall mean that certain Amended and Restated Revolving Credit and Security Agreement dated as of November 26, 2003 and made by and among the Company, PNC Bank, National Association, as agent, and RVSI Investors, L.L.C., a Delaware limited liability company, as the same shall be amended, restated or otherwise modified from time to time.

4.3 "Current Market Price Per Share" shall mean, with respect to any of the Common Stock, as of any particular date of determination:

(a) if the Common Stock is then reported on the Composite Transactions Tape, the average of the daily closing prices for the 20 consecutive trading days immediately prior to such date as reported on the Composite Transactions Tape (as adjusted for any stock dividend, split, combination or reclassification that occurred during such 20-day period); or

(b) if the Common Stock is not then reported on the Composite Transaction Tape but is then listed or admitted to trading on a national securities exchange, the average of the daily last sale prices regular way of such Common Stock, for the 20 consecutive trading days immediately prior to such date (as adjusted for any stock dividend, split, combination or reclassification that occurred during such 20-day period), on the principal national securities exchange on which such Common Stock is traded or, in case no such sale takes place on any such day, the average of the closing bid and asked prices regular way, in either case on such national securities exchange; or

(c) if the Common Stock is not then reported on the Composite Transaction Tape and is not then listed or admitted for trading on a national securities exchange but is then traded on the over-the-counter market, the average of the daily closing sales prices, or, if there is no closing sales price, the average of the closing bid and asked prices, in the over-the-counter market, for the 20 consecutive trading days immediately prior to such date (as adjusted for any stock dividend, split, combination or reclassification that occurred during such 20-day period), as reported by the National Association of Securities Dealers' Automated Quotation System, or, if not so reported, as reported by the National Quotation Bureau, Incorporated or any successor thereof, or, if not so reported the average of the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Board of Directors of the Company for that purpose; or

(d) if no such prices are then furnished, the higher of (x) the Exercise Price and (y) the fair market value of a share of the Common Stock as determined by agreement between the Holder and the Company or, in the absence of such an agreement, by a mutually agreed upon accounting firm (the cost of which engagement will be borne by the Company) and reasonably acceptable to the holders of a majority of the Warrants.

4.4 The term "Person" shall mean an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated

CUSIP No. 771074-10-1               13D/A                  Page 18 of 30 Pages

organization or any government, governmental department or agency or political subdivision thereof.

Section 5.        REPLACEMENT OF WARRANTS.

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company, at its expense, shall execute and deliver, in lieu of and in replacement of this Warrant, a Warrant identical in form to this Warrant.

Section 6.        REMEDIES.

The Company stipulates that the remedies at law of Holder in the event of any breach or threatened breach by the Company of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a breach of any of the terms hereof or otherwise. The Company hereby irrevocably waives, to the extent that it may do so under applicable law, any defense based on the adequacy of a remedy at law that may be asserted as a bar to the remedy of specific performance in any action brought against the Company for specific performance of this Warrant by Holder. Such remedies and all other remedies provided for in this Warrant shall, however, be cumulative and not exclusive and shall be in addition to any other remedies that may be available under this Warrant.

Section 7.        NOTICES.

Where this Warrant provides for notice of any event, such notice shall be given (unless otherwise herein expressly provided) in writing and either (i) delivered personally, (ii) sent by certified, registered or express mail, postage prepaid
(iii) telexed or sent by facsimile transmission, and shall be deemed given when so delivered personally, telexed, sent by facsimile transmission (confirmed in writing) or mailed. Notices shall be addressed, if to Holder, to the address of Holder appearing in the registration books referred to in Section 8 or, if to the Company, to its office maintained pursuant to Section 2.3.

Section 8.        SALE OF WARRANT OR SHARES.

This Warrant shall be registered on the books of the Company, which shall be kept by it at its principal office for that purpose and shall be transferable only on said books by the registered Holder's duly authorized attorney upon surrender of this Warrant properly endorsed.

Section 9.        NO DIVIDENDS OR VOTING RIGHTS.

Unless and until exercised, no provision of this Warrant shall be construed as conferring upon Holder the right to receive dividends or to vote as a stockholder of the Company.

Section 10.       SURVIVAL.

The provisions of Section 6 shall survive the termination or expiration of this Warrant and shall continue to be effective with respect to Warrant Shares.

Section 11.       MISCELLANEOUS.

This Warrant shall be binding upon the Company and Holder and their legal representatives, successors and assigns. In case any provision of this Warrant shall be invalid, illegal or unenforceable, or partially invalid, illegal or unenforceable, the provision shall be enforced to the extent, if any, that it may legally be enforced and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. This Warrant and any term hereof may be changed, waived, discharged or terminated only by a statement in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. This Warrant shall take effect as an instrument under seal.


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CUSIP No. 771074-10-1               13D/A                  Page 19 of 30 Pages

Section 12. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws provisions thereof.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed as an instrument under seal by a duly authorized officer and attested by its Secretary or Assistant Secretary.


Dated as of June 25, 2004

CUSIP No. 771074-10-1               13D/A                    Page 20 of 30 Pages

                                    EXHIBIT 4

                          REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of June 25, 2004, is made and entered into by and among Robotic Vision Systems, Inc., a Delaware corporation (the "Company") and RVSI Investors, L.L.C., a Delaware limited liability company ("Investor"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Section 1 hereto.

                                   WITNESSETH:

WHEREAS, the Company, the Investor and PNC Bank, National Association, as agent (the "Agent"), have entered into a that certain Amended and Restated Revolving Credit and Security Agreement dated as of November 26, 2003 (as amended, restated or otherwise modified from time to time, the "Loan Agreement"), pursuant to the terms of which the Investor and Agent have made loans and certain other financial accommodations to Company;

WHEREAS, the Company, the Investor and the Agent have entered into that certain First Amendment to Amended and Restated Revolving Credit and Security Agreement dated as of even date herewith (as amended, restated or otherwise modified from time to time, the "Amendment"), pursuant to the terms of which the Investor, the Agent and the Company have agreed to amend the terms of the Loan Agreement and make additional loans and other financial accommodations to the Company;

WHEREAS, as consideration for the Investor entering into the Amendment and making the additional loans and other financial accommodations pursuant thereto, the Company delivered to the Investor that certain Common Stock Warrant dated as of June 25, 2004 (as amended, restated or otherwise modified from time to time, the "Warrant") to purchase shares of Common Stock; and

WHEREAS, the Warrant is exercisable for Common Stock in accordance with the terms thereof.

NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For purposes of this definition, control of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Agreement" shall mean this Registration Rights Agreement as originally executed and as amended, supplemented or restated from time to time.

"Board" shall mean the Board of Directors of the Company.

"Business Day" shall mean each day other than a Saturday, a Sunday or any other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to be closed.

"Closing Date" shall mean June 25, 2004.

"Common Stock" shall mean the common stock of the Company, par value $0.01 per share.

"Company" shall have the meaning set forth in the introductory paragraph hereto.

CUSIP No. 771074-10-1               13D/A                    Page 21 of 30 Pages


"Effectiveness  Deadline  Date" shall mean the earlier of (i) one hundred  fifty
(150) days after the date of the issuance of the Warrant and (ii) the effectiveness of a registration statement registering any shares of Common Stock the issuance by the Company of which would make available to the Company additional loan advances pursuant to the Amendment.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, all as the same shall be in effect at the time.

"Filing Deadline Date" shall mean the earlier of (i) sixty (60) days after the date of the issuance of the Warrant and (ii) the date of filing of a registration statement with respect to any shares of Common Stock the issuance by the Company of which would make available to the Company additional loan advances pursuant to the Amendment.

"Holder" shall mean Investor and any assignee who becomes a party to this Agreement as provided in Section 7(h), in each case in its capacity as a holder of Registrable Securities. For purposes of this Agreement, the Company may deem and treat the registered holder of a Registrable Security as the Holder and absolute owner thereof, unless notified to the contrary in writing by the registered Holder thereof.

"Investor" shall have the meaning set forth in the introductory paragraph hereto.

"NASD" shall mean the National Association of Securities Dealers, Inc.

"Person" shall mean an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization or any government, governmental department or agency or political subdivision thereof.

"Registrable Securities" shall mean at any time (i) any Common Stock issued or issuable upon exercise, in whole or in part, of the Warrant; and (ii) any other securities issued or issuable by way of conversion, exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other distribution with respect to or in replacement of any shares referred to in (i) and (ii) above; provided, however, such Registrable Securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such Registrable Securities shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of in accordance with such registration statement, (B) such Registrable Securities shall have been sold in accordance with Rule 144 (or any successor provision) under the Securities Act or (C) they have ceased to be outstanding.

"Registration Expenses" shall mean (i) the fees and disbursements of counsel and independent public accountants for the Company incurred in connection with the Company's performance of or compliance with this Agreement, including the expenses of any special audits or "comfort" letters required by or incident to such performance and compliance, and any premiums and other costs of policies of insurance obtained by the Company against liabilities arising out of the sale of any securities and (ii) all registration, filing and stock exchange or NASD fees, all fees and expenses of complying with securities or "blue sky" laws, all fees and expenses of custodians, transfer agents and registrars, all printing expenses, messenger and delivery expenses, any reasonable fees and disbursements of one common counsel retained by the holders of a majority of Registrable Securities (not to exceed $10,000 in the aggregate) and transfer taxes, if any; provided, however, "Registration Expenses" shall not include any underwriting or brokerage commissions or discounts associated with effecting any sales of Registrable Securities that may be offered, which expenses shall be borne by each Holder of Registrable Securities on a pro rata basis with respect to the Registrable Securities so sold.

"SEC" shall mean the Securities and Exchange Commission and any successor thereto.

CUSIP No. 771074-10-1               13D/A                    Page 22 of 30 Pages

"Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, all as the same shall be in effect at the time.

"Shelf Registration Statement" shall have the meaning set forth in Section 2(a) hereof.

"Warrant" shall have the meaning set forth in the recitals hereto.

Section 2. Shelf Registration Statement; Filing and Effectiveness; Black-Out Periods.

a. Shelf Registration. The Company shall as promptly as practicable, but in no event later than the Filing Deadline Date, prepare and file with the SEC a shelf registration statement under the Securities Act on Form S-3 or Form S-1, if Form S-3 is not available (or any similar or successor forms), that will permit the resale of all Registrable Securities under such Warrant (the "Shelf Registration Statement") and will use its best efforts to cause such Shelf Registration Statement to be declared effective by the SEC as soon as reasonably practicable thereafter but in no event later than the Effectiveness Deadline Date. The Shelf Registration Statement and any form of prospectus included therein (or prospectus supplement relating thereto) shall reflect the plan of distribution or method of sale as the Holders may from time to time notify the Company. To the extent permitted by applicable law, the Shelf Registration Statement shall be in the shelf format, permitting the offer and sale of the Registrable Securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act following the effectiveness of such Shelf Registration Statement.

In the event that the Company does not file a Shelf Registration Statement required to be filed pursuant to this Section 2(a) with the SEC on or before the applicable Filing Deadline Date, the Company shall pay to the Investor, as liquidated damages and not as a penalty, in immediately available funds, $333 per calendar day after the applicable Filing Deadline Date until filed, which cumulative amount shall be payable on the first Business Day of each calendar month following the Filing Deadline Date. In the event that the Shelf Registration Statement required to be filed pursuant to this Section 2(a) with the SEC is not declared effective by the SEC on or before the applicable Effectiveness Deadline Date (whether or not filed, and whether or not the Company is required to pay the amounts described in the immediately preceding sentence), the Company shall pay to the Investor, as liquidated damages and not as a penalty, in immediately available funds, $333 per calendar day after the applicable Effectiveness Deadline Date until declared effective, which cumulative amount shall be payable on the first Business Day of each calendar month following the Effectiveness Deadline Date.

b. Effectiveness. The Company shall use its best efforts to keep the Shelf Registration Statement continuously effective for the period beginning on the date on which the Shelf Registration Statement is declared effective and ending on the date that all of the Registrable Securities registered under the Shelf Registration Statement have been sold. During the period that the Shelf
Registration Statement is effective, the Company shall supplement or make amendments to the Shelf Registration Statement, if required by the Securities Act or if reasonably requested by the Holders (whether or not required by the form on which the securities are being registered), including to reflect any specific plan of distribution or method of sale, and shall use its best efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing.

CUSIP No. 771074-10-1               13D/A                    Page 23 of 30 Pages

c. Black-Out Periods. Notwithstanding anything herein to the contrary, the Company shall have the right, exercisable from time to time by delivery of a notice authorized by the Chief Executive Officer or the Chairman of the Board of the Company, on not more than two occasions in any 12-month period, to require the Holders not to sell pursuant to the Shelf Registration Statement or to suspend the effectiveness thereof if at the time of the delivery of such notice, the Board has reasonably and in good faith determined that such registration and offering, continued effectiveness or sale would materially interfere with any material transaction involving the Company; provided, however, that in no event shall the restricted period extend for more than 60 consecutive days or more than 90 days in the aggregate during any twelve (12)-month period. The Company shall (i) give the Holders same Business Day written notice in the event that the Company has suspended sales of Registrable Securities under this Section 3,
(ii) give the Holders same Business Day written notice of the completion of such offering or material transaction and (iii) promptly file any amendment necessary for any registration statement or prospectus of the Holders in connection with the completion of such event. Section 3. Registration Procedures.

a. In connection with the filing of any registration statement as provided in this Agreement, the Company shall use its best efforts to, as expeditiously as reasonably practicable:

i. prepare and file with the SEC the requisite registration statement (including a prospectus therein and any supplement thereto) to effect such registration and use its best efforts to cause such registration statement to become effective; provided, however, that before filing such registration statement or any amendments or supplements thereto, the Company will furnish copies of all such documents proposed to be filed to counsel for the Holders and provide reasonable time for such Holders and their counsel to comment upon such documents;

ii. prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during the period in which such registration statement is required to be kept effective;

iii. furnish to each Holder of the securities being registered, without charge, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits) other than those which are being incorporated into such registration statement by reference, such number of copies of the prospectus contained in such registration statements (including each complete prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act in conformity with the requirements of the Securities Act, and such other documents, including documents incorporated by reference, as the Holders may reasonably request;

iv. register or qualify all Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as the Holders and the underwriters of the securities being registered, if any, shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable the Holders to consummate the disposition in such jurisdiction of the securities owned by the Holders, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign company, or to consent to general service of process in any such jurisdiction, or to be subject to any material tax obligation in any such jurisdiction where it is not then so subject;

CUSIP No. 771074-10-1               13D/A                    Page 24 of 30 Pages

v. immediately notify the Holders at any time when the Company becomes aware that a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, at the request of the Holders, promptly prepare, file with the SEC and furnish to the Holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made and in connection therewith, prepare, file and cause to be declared effective any required post-effective amendments to the Shelf Registration Statement or any additional or supplemental registration statements;

vi. comply or continue to comply in all material respects with the Securities Act and the Exchange Act and with all applicable rules and regulations of the SEC thereunder so as to enable any Holder to sell its Registrable Securities pursuant to Rule 144 promulgated under the Securities Act, as further agreed to in Section 6 hereof;

vii. in connection with the preparation and filing of each registration statement, prospectus or amendment or supplement thereto registering Registrable Securities, the Company will give the Holders on whose behalf the Registrable Securities are to be registered and their underwriters, counsel and accountants the opportunity to participate in such preparation and filing, and in connection therewith, will give such Holders access to its books and records, officers and counsel to conduct a reasonable investigation; provided that such Holders agree to maintain any material non-public information regarding the Company in confidence in accordance with Regulation F-D under the Securities Act;

viii. not file any registration statement, prospectus or amendment or supplement thereto to which the Holders shall have reasonably objected on the grounds that such registration statement, prospectus, amendment or supplement does not comply in all material respects with the requirements of the Securities Act, having been furnished with a copy thereof at least five Business Days prior to the filing thereof;

ix. make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

x. provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

xi. cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any Securities Act legend; and enable certificates for such Registrable Securities to be issued for such number of shares and registered in such names as the selling Holders may reasonably request in writing at least two Business Days prior to any sale of Registrable Securities;

CUSIP No. 771074-10-1               13D/A                    Page 25 of 30 Pages

xii. list and cause to remain listed all Registrable Securities covered by such registration statement on any securities exchange or national quotation system on which any such class of securities is then listed or quoted and cause to be satisfied all requirements and conditions of such securities exchange or national quotation system to the initial and continued listing or quoting of such securities that are reasonably within the control of the Company including, without limitation, registering the applicable class of Registrable Securities under the Exchange Act, if appropriate, and using its best efforts to cause such registration to become and remain effective pursuant to the rules of the SEC;

xiii. in connection with any sale, transfer or other disposition by any Holder of any Registrable Securities pursuant to any registration statement or Rule 144 promulgated under the Securities Act, cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold and not bearing any Securities Act legend, and enable certificates for such Registrable Securities to be for such number of shares and registered in such name as the selling Holders may reasonably request in writing at least three Business Days prior to any sale of Registrable Securities;

xiv. notify each Holder, promptly after and effective on the same Business Day it shall receive notice thereof, of the time when such registration statement, or any post-effective amendments to the registration statement, shall have become effective, or a supplement to any prospectus forming part of such registration statement has been filed with the SEC;

xv. notify each Holder of any request by the SEC for the amendment or supplement of such registration statement or prospectus for additional information; and

xvi. advise effective on the same Business Day each Holder, promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and use all commercially reasonable efforts to prevent the issuance of any stop order, injunction or other order or requirement or to obtain its withdrawal if such stop order, injunction or other order or requirement should be issued, (B) the suspension of the registration of the subject shares of the Registrable Securities in any state jurisdiction and (C) the removal of any such stop order, injunction or other order or requirement or proceeding or the lifting of any such suspension.

b. In connection with the filing of any registration statement covering Registrable Securities, each selling Holder shall furnish in writing to the Company such information regarding such Holder (and any of its Affiliates), the Registrable Securities to be sold, the intended method of distribution of such Registrable Securities and such other information requested by the Company as is necessary or advisable for inclusion in the registration statement relating to such offering pursuant to the Securities Act. Such writing shall expressly state that it is being furnished to the Company for use in the preparation of a registration statement, preliminary prospectus, supplementary prospectus, final prospectus or amendment or supplement thereto, as the case may be.

Each Holder agrees by acquisition of the Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph Section 3(a)(v), such Holder will forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(a)(v).


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CUSIP No. 771074-10-1               13D/A                    Page 26 of 30 Pages

Each Holder agrees (i) that it will effect no stabilization transactions or engage, directly or indirectly, in any stabilization activity, as defined and prohibited by Regulation M, promulgated under the Exchange Act, in connection with any offering of any securities of the Company and (ii) that it will not, directly or indirectly, bid for, purchase or attempt to induce any person to bid for or purchase any securities of the Company during the restricted period, as defined and prohibited by Regulation M, in connection with the distribution of the Registrable Securities.

Section 4. Piggy-Back Registration; Cut-back.

a. If, at any time commencing after the date hereof, the Company proposes to register any of its securities under the Securities Act on a registration statement that may be used for the registration of the Registrable Securities (other than in connection with a merger, pursuant to Form S-8, S-4 or comparable registration statement, in connection with a registration requested pursuant to
Section 2 hereof or in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders) it will give written notice by registered mail, at least thirty (30) business days prior to the filing of each such registration statement, to all Holders of the Registrable Securities of its intention to do so. If Holders of the Registrable Securities notify the Company within twenty (20) days after receipt of any such notice of its or their desire to include any Registrable Securities in such proposed registration statement, the Company shall afford such Holders of the Registrable Securities the opportunity to have any such Registrable Securities registered under such registration statement.

b. Notwithstanding the provisions of Section 4(a): (A) the Company shall have the right any time after it shall have given written notice pursuant to this
Section 4 (irrespective of whether a written request for inclusion of any such securities shall have been made) to elect to postpone or not to file any such proposed registration statement, or to withdraw the same after filing but prior to the effective date thereof, and (B) if the underwriter or underwriters, if any, of any such proposed public offering shall be of the reasonable opinion that the total amount or kind of securities held by the Holders of Registrable Securities and any other persons or entities entitled to be included in such public offering would adversely affect the success of such public offering, then the amount of securities to be offered for the accounts of holders of Registrable Securities shall be reduced pro rata to the extent necessary to reduce the total amount of securities to be included in such public offering to the amount reasonably recommended by the underwriter or underwriters thereof (provided the number of shares to be included on behalf of such Holders of Registrable Securities shall not be reduced below 10% of the total number of shares ultimately offered for sale on behalf of the Company and all such Holders of Registrable Securities pursuant to such public offering), whereupon the Company shall only be obligated to register such reduced portion of the Registrable Securities.

Section 5. Indemnification.

a. Indemnification by the Company. In the event of any registration of any Registrable Securities of the Company under the Securities Act, the Company will, and hereby does, indemnify and hold harmless each Holder, its direct and indirect partners, officers, directors, trustees, agents, equity holders, managed or advised accounts and investment advisers, and each Person, if any, who controls or is alleged to control such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, and expenses (including, without limitation, reasonable attorneys', accountants' and expert witness fees and expenses), joint or several, to which the Holders or any such indemnitees may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Securities were registered and sold under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus

CUSIP No. 771074-10-1               13D/A                   Page 27 of 30 Pages

contained therein, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or any violation of the Securities Act, the Exchange Act or state securities laws or rules thereunder by the Company relating to any action or inaction by the Company in connection with such registration, and the Company will reimburse each Holder for any reasonable legal or any other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, liability, action or proceedings; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by any Holder specifically stating that it is for use in the preparation thereof; and provided, further, that the Company shall not be liable to the Holders or any other Person who controls such Holder within the meaning of the Securities Act or the Exchange Act in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus or supplement to the Persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus or supplement and furnished to such Holder a reasonable time prior to such sale by such Holder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders or any such controlling Person and shall survive the transfer of such securities by the Holders.

b. Indemnification by the Holders. The Company may require, as a condition to including any Registrable Securities in any registration statement pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from each Holder of such Registrable Securities to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 5(a)) the Company, each member of the Board and each officer of the Company who signs the registration statement and each other Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, with respect to any untrue statement of a material fact in or omission to state a material fact from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if and only to the extent that such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by each Holder giving such indemnification specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such Board member, officer, or controlling Person and shall survive the transfer of such securities by any Holder. The obligation of a Holder to indemnify will be several, not joint and several, among such Holders of Registrable Securities and the liability of each such Holder of Registrable Securities will be in proportion to and limited in all events to the net amount received by such Holder from the sale of Registrable Securities pursuant to such registration statement.

c. Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 5, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 5, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such



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indemnified  party's  reasonable  judgment a conflict of interest  between  such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to assume the defense thereof, for itself, if applicable, together with any other indemnified party similarly notified, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to the indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof.

d. Indemnification Payments. To the extent that the indemnifying party does not assume the defense of an action brought against the indemnified party as provided in Section 5(c), the indemnified party (or parties if there is more than one) shall be entitled to the reasonable legal expenses of counsel for the indemnified party (or parties). In such event, however, the indemnifying party will not be liable for any settlement effected without the written consent of such indemnifying party, which consent shall not be unreasonably withheld. The indemnification required by this Section 5 shall be made by periodic payments of the amount thereof during the course of an investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred. The indemnifying party shall not settle any claim without the consent of the indemnified party unless such settlement involves a complete release of such indemnified party without any admission of liability by the indemnified party.

e. Contribution. If, for any reason, the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of the expense, loss, damage or liability, in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other (determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state therein a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission). No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party, and the liability for contribution of each Holder of Registrable Securities will be several and not joint and several and will be in proportion to and limited in all events to the net amount received by such Holder from the sale of Registrable Securities pursuant to such registration statement.

Section 6. Covenants Relating To Rule 144. The Company will file in a timely manner, information, documents and reports in compliance with the Exchange Act and will, at its expense, forthwith upon the request of the Holders, deliver to the Holders a certificate, signed by the Company's principal financial officer, stating (a) the Company's name, address and telephone number (including area code), (b) the Company's Internal Revenue Service identification number, (c) the Company's SEC file number, (d) the number of Registrable Securities outstanding as shown by the most recent report or statement published by the Company, (e) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least 90 days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder and (f) such other information as required by, and so long as necessary to permit sales of Registrable Securities pursuant to, Rule 144 under the Securities Act.

Section 7. Miscellaneous.

a. Termination. The rights of each Holder under this Agreement shall terminate upon the date that all of the Registrable Securities held by such Holder may be sold under Rule 144(k) (or any successor provision) under the Securities Act.

b. Expenses. All Registration Expenses incurred in connection with any Shelf Registration Statement under Section 2 shall be borne by the Company, whether or not any registration statement related thereto becomes effective.

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c. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each of the other parties.

d. Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties consent to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York in connection with any civil action concerning any controversy, dispute or claim arising out of or relating to this Agreement, or any other agreement contemplated by, or otherwise with respect to, this Agreement or the breach hereof, unless such court would not have subject matter jurisdiction thereof, in which event the parties consent to the jurisdiction of the State of New York.

e.  Waiver  Of  Jury  Trial.   THE  PARTIES   HERETO  HEREBY   IRREVOCABLY   AND
UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

f. Prior Agreement; Construction; Entire Agreement. This Agreement, including the exhibits and other documents referred to herein (which form a part hereof), constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings between the parties, and all such prior agreements and understandings are merged herein and shall not survive the execution and delivery hereof. This Agreement is in addition to and not in lieu of that certain Registration Rights Agreement dated as of November 26, 2003 made by and between the Company and the Investor.

g. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service or be telecopier and shall be deemed given when so delivered by hand or, if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), addressed as follows:


If to the Company:

Robotic Vision Systems, Inc.
486 Amherst Street
Nashua, New Hampshire  03063


If to the Investor:

c/o Equity Group Investments, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, Illinois 60606
Attention:  General Counsel

If to any other Holder of Registrable Securities, to such address as such Holder specifies in such Holder's joinder to this Agreement.

h. Successors And Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Each party hereto shall be permitted to assign any of its rights hereunder to any third party, provided that (ii) such transfer is effected in accordance with applicable federal and state securities laws, (ii) such assignee becomes a party to this Agreement by executing a joinder hereto, (iii) the Company is given written notice by the relevant Holder of the transfer stating the name and address of the assignee and identifying the securities with respect to which such registration rights are being assigned, and (iv) in the event of any merger or other similar transaction in which the Company is not the surviving entity, the Company will cause such successor to assume the obligations of the Company under this Agreement.

i. Headings. Headings are included solely for convenience of reference and if there is any conflict between headings and the text of this Agreement, the text shall control.

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j.  Amendments  And Waivers.  The provisions of this Agreement may be amended or waived at any time only by the written agreement of the Company and the Holders of three-fourths of the Registrable Securities; provided, however, that the provisions of this Agreement may not be amended or waived without the consent of the Holders of all the Registrable Securities adversely affected by such amendment or waiver if such amendment or waiver adversely affects a portion of the Registrable Securities but does not so adversely affect all of the Registrable Securities; provided, further, that the provisions of the preceding provision may not be amended or waived except in accordance with this sentence. Any waiver, permit, consent or approval of any kind or character on the part of any such Holders of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder of Registrable Securities and the Company.

k. Interpretation; Absence Of Presumption. For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, paragraph or other references are to the Sections, paragraphs, or other references to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, and (v) provisions shall apply, when appropriate, to successive events and transactions. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instruments to be drafted.

l. Severability. If any provision of this Agreement shall be or shall be held or deemed by a final order by a competent authority to be invalid, inoperative or unenforceable, such circumstance shall not have the effect of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable, but this Agreement shall be construed as if such invalid, inoperative or unenforceable provision had never been contained herein so as to give full force and effect to the remaining such terms and provisions.

m. Specific Performance; Other Rights. The parties recognize that various other rights rendered under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to them at law or in equity, have the right to enforce the rights under this Agreement by actions for injunctive relief and specific performance.

n. Further Assurances. In connection with this Agreement, as well as all transactions and covenants contemplated by this Agreement, each party hereto agrees to execute and deliver or cause to be executed and delivered such additional documents and instruments and to perform or cause to be performed such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions and covenants contemplated by this Agreement.

o. No Waiver. The waiver of any breach of any term or condition of this Agreement shall not operate as a waiver of any other breach of such term or condition or of any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.